Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Partners of
Parkway Properties Office Fund, LP:
We consent to the use of our report dated February 26, 2008, with respect to the consolidated historical-cost balance sheets of Parkway Properties Office Fund, LP (the Partnership) as of December 31, 2007 and 2006, and the related consolidated historical-cost statements of operations, changes in partners’ capital, and cash flows for the years then ended, as well as the supplemental consolidated current-value balance sheets of the Partnership as of December 31, 2007 and 2006, and the related supplemental consolidated current value statements of operations and changes in partners’ capital for the years then ended, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Jackson, Mississippi
December 9, 2008